March 17, 2017

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc. (File No. 001-36364)

Preliminary Proxy Statement on Schedule 14A filed on March 17, 2017

Dear Mr. Williamson:

On March 17, 2017, TPG Specialty Lending, Inc. (the “Company”) filed on EDGAR a preliminary proxy statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement relates to the Company’s special meeting of stockholders scheduled to take place on May 18, 2017, at which the Company’s stockholders will be asked to approve a proposal to authorize the Company to sell or otherwise issue shares of its common stock at a price below its then-current net asset value per share in one or more offerings, in each case subject to the approval of its board of directors and subject to certain conditions set forth in the proxy statement. The Company currently anticipates releasing the definitive proxy statement to stockholders on or about April 7, 2017.

If you have any questions or comments regarding the Proxy Statement, please contact Adam Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Sincerely,

/s/ Adam E. Fleisher
Adam E. Fleisher

cc:	David Stiepleman

Jennifer Gordon

TPG Specialty Lending, Inc.

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP